Mail Stop 4561

October 8, 2009

Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

> **Re:** **Hauppauge Digital, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed January 13, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 001-13550**

Dear Mr. Tucciarone:

   We have reviewed your response letter dated September 4, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2009.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Inventory Obsolescence and Reserves, page 54

1.    We note your response to prior comment 1. In your response, you indicate that you do not write down the cost of specific inventory, for which you have recorded an allowance, until the inventory turn for the product reaches 36 months and the

gross profit margin becomes impaired.  It appears that under these conditions, as sales occur, your inventory balance would decrease while the associated reserve balance would remain on the balance sheet.  Describe your accounting for sales of specifically reserved inventory in further detail including your accounting for the inventory allowances as these sales occur.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief